Exhibit 99.1

Date: June 17, 2016	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TILL CAPITAL LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	July 13, 2016
Record Date for Voting (if applicable) :	July 13, 2016
Beneficial Ownership Determination Date :	July 13, 2016
Meeting Date :	August 23, 2016
Meeting Location (if available) :	TBA
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
RESTRICTED VOTING SHARES	G8875E107	BMG8875E1075

Sincerely,

Computershare
Agent for TILL CAPITAL LTD